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Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil (XOM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ExxonMobil (XOM)
Vote Yes: Item #7– Petrochemical Risk Proposal

Annual Meeting: May 27, 2020

CONTACT: Lila Holzman |lholzman@asyousow.org

THE PROPOSAL

Shareholders request that ExxonMobil, with board oversight, publish a report, omitting proprietary information and prepared at reasonable cost, assessing the public health risks of expanding petrochemical operations and investments in areas increasingly prone to climate change-induced storms, flooding, and sea level rise.

Investors request the company assess, among other related issues at management and Board discretion: The adequacy of measures the company is employing to prevent public health impacts from associated chemical releases.

SUMMARY

Due to the COVID-19 pandemic, 2020 has seen unprecedented economic disruption. With lives at stake, government action has been insufficient to avert massive loss of life and economic devastation. This shock demonstrates just how critical early action and planning is to mitigate known and likely global catastrophes. Even as the energy sector grapples with the impacts of COVID-19, it must not put aside preparation and action to stem the risks presented by the climate crisis.

Physical risks associated with climate change are increasing faster than previously predicted, as demonstrated by heightened storm intensity and frequency, as well as rising sea levels in regions like the Gulf Coast. ExxonMobil has announced plans to significantly expand new petrochemical infrastructure in Gulf Coast areas that are already being affected by climate impacts.

Investors are concerned about the financial, health, environmental, and reputational risks associated with operating and building-out new chemical plants and related infrastructure in Gulf Coast locations that are increasingly prone to catastrophic storms and flooding associated with climate change. Given the highly toxic chemicals involved in petrochemical operations (including benzene, volatile organic compounds, and sulfur dioxide), the location of these investments in the Gulf Coast poses significant risks to the company, local communities, and the environment. Disruptions in plant operations, such as those experienced by Exxon during Hurricane Harvey, frequently result in upsets and equipment malfunctions and release of toxic chemicals beyond permitted levels. Exxon was noted as being the source of some of the largest pollution leaks during Hurricane Harvey.

2020 Proxy Memo ExxonMobil | Petrochemical Risk Proposal

While the Company rapidly expands its petrochemical assets in climate-impacted areas, investors seek specific information to assess whether Exxon is sufficiently prepared to mitigate public health risks associated with climate-related impacts and the dangerous chemicals it uses. Last year, a significant 25% of shareholders voted in favor of this proposal, and yet Exxon’s related disclosures have not improved.

CONTEXT - CLIMATE RISK AND DENIAL OF ACCOUNTABILITY

While climate impacts pose clear risks to Exxon’s petrochemical operations and surrounding communities, Exxon continues to irresponsibly contribute to that same climate risk through its greenhouse gas-intensive operations. Exxon fails to clarify for investors if it intends to align its emissions with the Paris Agreement goals -- while citing to the Paris Agreement goal in its reports, it has continued to invest heavily in oil and gas growth, locking in emissions and potential stranded assets. This is at odds with major European peers that are outlining ambitious policies to decarbonize their full scope of emissions by 2050 in line with the science as described by the IPCC and in recognition of the value destruction to the economy from a warming climate. Exxon’s actions are exacerbating the climate crisis and are in turn putting its own operations, communities, and investors’ portfolios at risk.

In recent years, investors have sought to appropriately raise these concerns to the Company Board and management through the resolution process by asking the simple question of “if any how” Exxon plans to align with the vital goal of the Paris Climate Agreement.1,2 Rather than allow this productive, good faith process to proceed with its shareholders, the Company has chosen to instead deny shareholders a say on this pressing topic by omitting the resolutions from its proxy statement and annual shareholder meeting for the last two years. This evasion of responsibility regarding the increasingly important topic of climate risk is extremely concerning to the investor community. The significance of climate change’s impact to shareholders is evidenced by Climate Action 100+, an investor coalition representing more than $40 trillion in AUM, a group recently joined by BlackRock and JPMorgan Chase. The Climate 100+ commitment states:

“We believe that engaging and working with the companies in which we invest – to communicate the need for greater disclosure around climate change risk and company strategies aligned with the Paris Agreement – is consistent with our fiduciary duty and will contribute to achieving the goals of the Paris Agreement.”3

In the face of catastrophic climate change, Exxon has consistently denied shareholders the basic right to raise the issue of Paris Alignment, while simultaneously increasing its own and investor exposure to climate impacts by continuing to expand in high-risk areas.

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1 https://www.asyousow.org/resolutions/2019/12/18/exxon-mobil-climate-change-risk-reporting

2 https://www.asyousow.org/resolutions/2018/12/21/paris-compliant-business-plan1?rq=exxon

3 https://climateaction100.wordpress.com/investors/

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2020 Proxy Memo ExxonMobil | Petrochemical Risk Proposal

RATIONALE FOR A YES VOTE

1)	Exxon’s increasing investments in petrochemical infrastructure projects expose the company to growing climate risks. These risks could lead to harms to human health and the environment and associated litigation, financial penalties, regulatory action, reputational damage, loss of social license to operate, and significant repair and clean-up costs that adversely impact shareholder value.

2)	Exxon does not provide shareholders with sufficient analysis and disclosure on managing growing risks to its petrochemical operations. The Company states it is aware of climate change and its risks, but it has not adequately described plans to address the increasing risks its operations face in sensitive areas. The Company’s references to high-level and generalized risk management protocols are insufficient to assess if and how Exxon is preparing to adequately mitigate and prevent the growing risks that climate change poses to its current and planned petrochemical investments.

DISCUSSION

1)	Exxon’s increasing investments in petrochemical infrastructure projects expose the company to growing climate risks.

Exxon has announced major investments of more than $20 billion for Gulf Coast-based projects over a 10-year period through an initiative the Company is calling ‘Growing the Gulf.’4 The announced investment will significantly build out petrochemical infrastructure along the Gulf Coast, constructing and expanding eleven different manufacturing facilities. Existing and proposed petrochemical projects have the potential to create major liability during extreme weather events. In fact, Exxon was noted as being the source of some of the largest pollution leaks during Hurricane Harvey indicating that the Company may be ill-prepared to manage the risks posed by climate change.5 Hurricane Harvey’s impacts also contributed to decreased earnings of approximately $160 million for the Company in 2017, which could burgeon if facilities are hit by worse and more frequent events in the future.6

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4 https://corporate.exxonmobil.com/energy-and-environment/where-we-work/growing-the-gulf/20-billion-gulf-investment-to-create-tens-of-thousands-of-high-paying-jobs#beaumont

5 https://www.environmentalintegrity.org/wp-content/uploads/2018/08/Hurricane-Harvey-Report-8.16.18-final.pdf, p. 12

6 https://corporate.exxonmobil.com/News/Newsroom/News-releases/2017/1027_ExxonMobil-Earnings-Rise-50-Percent-to-4-Billion-on-Solid-Business-Performance

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2020 Proxy Memo ExxonMobil | Petrochemical Risk Proposal

Growing storms and the costs they bring our company are predicted to increase in frequency and intensity as global warming escalates. Flood-related damage is projected to be highest in Texas, where many of Exxon’s petrochemical plants are concentrated, and Houston alone has seen three 500-year floods in a three-year span. Hazardous chemical releases, such as those experienced by Exxon’s petrochemical facilities during Hurricane Harvey, put surrounding communities at risk and have eroded the Company’s social license to operate. Physical damage that occurs from flooding can result in major hazardous leaks, impacting local communities. The Center for International Environmental Law (CIEL) published a report in 2019 noting the extent to which petrochemical refining operations use and produce hazardous pollutants that cause health impacts, including cancer, reproductive and birth defects, etc. The report emphasizes that fenceline communities are especially at risk, and that the risk is exacerbated by extreme weather events. During Hurricane Harvey roughly one million pounds of dangerous air pollutants like benzene, 1,3-butadiene, sulfur dioxide, and toluene were released by local refineries and plants.7

Outside of more extreme events, leaks are an ongoing danger and liability for Exxon that can compound vulnerabilities and impacts.8 It has a facility that has been listed as the 9th largest emitter in the Houston region.9 Exxon is already facing civil legal action regarding the emerging issue of climate resiliency. In 2019, a judge in a Boston federal court allowed a lawsuit by the Conservation Law Foundation to move forward seeking $110 million for Exxon’s failure to fortify an oil storage facility to withstand the physical impacts of climate change.10,11

The financial sector, including insurance companies, are also becoming more acutely aware of climate-specific risks related to insuring companies, especially in areas subject to greater climate impacts such as hurricanes and flooding. Swiss Re has published a report on the rapidly growing costs of natural disasters, which reached $337 billion in 2017; Lloyd’s of London cited natural disasters for its first loss in six years; and AXA has spoken out saying that major global warming would make the world uninsurable this century.12 BlackRock, the world’s largest asset manager, with $6 trillion in assets under management, released a report in April of 2019 on its assessment of physical climate risks, noting: “Our early findings suggest investors must rethink their assessment of vulnerabilities. Weather events such as hurricanes and wildfires are underpriced in financial assets.”13 Potential lack of insurance coverage may be a growing concern for the Company.

2)	Exxon does not provide shareholders with sufficient analysis and disclosure on managing growing risks to its petrochemical operations.

Despite clear risks, Exxon provides investors with minimal discussion of how it is responding to growing physical risks from climate change. In Exxon’s last CDP disclosure in 2017 (it has declined to report to CDP beyond 2017), the Company merely states that it “is aware of the risks posed by extreme weather events and recognizes the risks that climate change could potentially introduce” and that “risks are mitigated with appropriate contingency planning and the application of a comprehensive risk management system.”14 Similarly vague and non-descriptive language is offered by Exxon in its 2020 Energy and Carbon Summary report15 and its 10-K.16 Since a significant 25% of shareholders voted in favor of this proposal last year, Exxon’s related disclosures have not improved.

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7 https://www.ciel.org/wp-content/uploads/2019/02/Plastic-and-Health-The-Hidden-Costs-of-a-Plastic-Planet-February-2019.pdf, p.17-22

8 https://www.click2houston.com/news/2019/08/02/harris-county-sues-exxonmobil-after-fire-at-baytown-plant-extinguished/

9 https://www.environmentalintegrity.org/wp-content/uploads/2019/09/Plastics-Pollution-on-the-Rise-report-final.pdf, p.21

10 https://www.bostonglobe.com/2019/11/18/opinion/holding-exxonmobil-accountable/

11 https://www.wbur.org/news/2019/03/13/exxonmobil-conservation-law-foundation-lawsuit-moves-forward

12 https://www.ft.com/content/0f530242-02c1-11e9-9d01-cd4d49afbbe3

13 https://www.blackrock.com/us/individual/literature/whitepaper/bii-physical-climate-risks-april-2019.pdf

14 Exxon CDP report 2017. Section CC5.1b

15 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-carbon-summary.pdf, p.34

16 https://www.sec.gov/Archives/edgar/data/34088/000003408820000016/xom10k2019.htm, p.4

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2020 Proxy Memo ExxonMobil | Petrochemical Risk Proposal

This lack of transparency is especially worrisome considering Exxon’s large pollution leaks and loss of earnings during Hurricane Harvey, which underscore that Exxon’s current risk management strategy is inadequate.17 For instance, the company does not: identify which of its current and planned facilities are in areas at high risk of experiencing climate-related severe weather events; provide assumptions made and describe measures used to evaluate how climate change will affect its Gulf Coast facilities and respond to increasing risk; report estimated emissions from unplanned upsets such as those that occur during hurricanes; outline strategies to communicate with key local stakeholders during emergency situations; or describe measures taken to minimize health impacts of associated chemical releases.

While some information on major spills must be reported to state and federal governments, companies are not required to report this to counties.18 Current reporting requirements can leave communities in the dark about the health risks they face; companies should therefore improve disclosures beyond what is required by law to retain and improve the goodwill and trust of local communities and governments and to demonstrate to shareholders the type of best management practices in place. As the risks of climate change become more apparent and urgent, shareholders require robust analysis and transparent disclosure of risks and company mitigation strategies in order to make appropriately informed investment decisions.

RESPONSE TO EXXONMOBIL’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

ExxonMobil’s Board of Directors (“the Board”) argues against this shareholder proposal on the basis that the proposal is unnecessary due to the Company’s “extensive experience and well-established processes, procedures, and disclosures.” It also states, “ExxonMobil uses a rigorous and comprehensive assessment process… to consider the full range of potential environmental, socioeconomic, and health risks associated with its operations” and that it “works closely with governments and regulatory agencies… to ensure appropriate operating procedures and response measures are in place to minimize potential impacts.” However, the Company provides no insight into how it analyzes, weighs, and mitigates the risks raised in the Proposal. The Company does not explain how it determines what is or is not considered to be a safe and acceptable level of risk to public health, and past events indicate that such risk was not sufficiently considered. Furthermore, climate science makes clear that future weather patterns will be different from the past - moving into a paradigm that is more extreme and destructive, erratic and unpredictable. New weather paradigms necessitate new methods of analysis and approaches to minimize risks to companies’ assets. The Board’s Statement does not indicate it is factoring future climate change impacts into its analysis or processes to protect community health.

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17 https://corporate.exxonmobil.com/News/Newsroom/News-releases/2017/1027_ExxonMobil-Earnings-Rise-50-Percent-to-4-Billion-on-Solid-Business-Performance

18 https://apnews.com/e0ceae76d5894734b0041210a902218d

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2020 Proxy Memo ExxonMobil | Petrochemical Risk Proposal

While the Board’s Statement claims that ExxonMobil’s “Operations Integrity Management System” is the “backbone” of its risk process and that it has “proven effective at ensuring readiness for and resiliency to extreme weather conditions,” recent events call this assumption into question, and there is no mention of how climate change factors into such consideration. As noted, alarming chemical releases that occurred during Hurricane Harvey demonstrate that ExxonMobil’s current risk management systems are not sufficient to responsibly manage extreme weather events, especially as these intensify in the future. The Company does state that it has “adopted learnings from recent extreme weather events.” However, the Company does not provide support that resulting changes from such learnings are sufficient to withstand the heightened future risks climate change is bringing for vulnerable coastal infrastructure.

Climate-related risks are of significant concern to investors and require comprehensive disclosures to fully inform shareholders about Company management of these evolving risks. The high-level references in the Board’s Statement are insufficient to assure investors that risks raised in the Proposal are being appropriately managed. In fact, “climate change” is not mentioned anywhere in its Statement. As such, investors desire more clarity on ExxonMobil’s management of the new risks that climate change poses to local community safety.

CONCLUSION

VOTE “YES” on this Shareholder Proposal regarding the Company’s efforts to limit public health and environmental impacts of building out hazardous petrochemical infrastructure in high-risk climate-affected areas.

ExxonMobil is investing billions in the construction and expansion of petrochemical infrastructure projects in regions that are exposed to increasing climate risk such as destructive weather and flooding. Shareholders urge strong support for this proposal, which will bring increased transparency to shareholders on a significant and emerging business risk facing the company.

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For questions, please contact Lila Holzman, As You Sow, lholzman@asyousow.org

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